VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Joyce Sweeney

Re:	Corus Bankshares, Inc. Form 10-K for the period ended December 31, 2006 File No. 000-06136
October 18, 2007
Dear Ms. Sweeney:
This is in response to your comments contained in your letter dated September 14, 2007 concerning the above-referenced filings.
Form 10-K for the Fiscal Year ended December 31, 2006
Exhibit 13 — 2006 Annual Report
Management’s Discussion and Analysis
Asset Quality, page 59
1.	We note the significant increase in non-performing loans as a percentage of total loans from 0.01% at December 31, 2005 to 2.58% at December 31, 2006. Please tell us and in future filings disclose the following related to non-performing assets as of December 31, 2006 and June 30, 2007:
•	describe the reasons for the borrowers’ financial distress;

•	the extent to which you provided continued funding and coverage of cost overruns subsequent to the loans becoming non-current;

•	the relative completion stage of the projects;

•	the extent to which units have been sold or pre-sold;

•	the outlook for workout and resolution;

•	the estimated fair value amount of the related collateral;

•	financial strength of the completion guarantors;

•	whether you obtained any personal guarantees for loan repayment;

•	whether you updated prior collateral appraisals, obtained new appraisals or used other means in determining the current value of collateral related to non-current loans; and

•	the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

Registrant’s Response:
All of the loans listed as nonperforming at both December 31, 2006 and June 30, 2007 were secured by projects being converted from apartment buildings into condominiums (what we refer to as a “condominium conversion” loan).
In addition to nonperforming loans, nonperforming assets also included an office building listed as OREO as of December 31, 2006 and June 30, 2007. As of June 30, 2007, OREO also included the unsold units of a condominium conversion project. The associated loan, which Corus foreclosed on in June 2007, was listed as nonaccrual at December 31, 2006.
The principal factor causing these loans to become nonperforming is the significant weakness in the U.S. residential for-sale housing market. The projects collateralizing these nonperforming loans are experiencing far lower absorption rates than originally envisioned.
As is typically the case with condominium conversion projects, the projects supporting the nonperforming loans entailed only a modest level of improvements to the underlying apartment building (with most of the project’s cost related to the acquisition of the building and associated land). As a result, the “completion” risk associated with the projects collateralizing the nonperforming loans is minimal (none of the projects related to nonperforming loans had any meaningful work yet to be completed). Cost overruns on the condominium conversion projects collateralizing the nonperforming loans were limited, and, regardless, were funded by the project’s sponsors.
The pre-sale of units does not typically occur in the condominium conversion market, and the projects related to Corus’ nonperforming loans had minimal (if any) pre-sales. The projects collateralizing the nonperforming loans have had limited sales to date, with none of the projects having sold and closed on more than one-third of the associated units.
The outlook for the workout and resolution of the four nonperforming loans, as of June 30, 2007 is uncertain since the general sales outlook is not expected to improve anytime soon. However, in the meantime, the borrowers or their mezzanine lenders have made payments to keep the loans current. If the borrowers or mezzanine lenders were to stop making payments on the loans, Corus has the right to foreclose its mortgage lien and take over ownership of the property.
With regard to its commercial real estate condominium loans, an outside independent appraiser produces the valuation of the collateral at the inception of those loans. After inception, Corus arrives at an estimate of the fair value of the underlying collateral either by obtaining an updated appraisal or via an internally developed estimate.
For those loans listed as nonperforming as of December 31, 2006 and June 30, 2007, Corus used the lower of the independent appraiser’s valuation or Corus’ internally developed estimate of value for the collateral. Updated appraisals were obtained during 2007 for the collateral supporting two of these loans. Estimates of value developed internally by Corus though indicated these two projects could both be worth materially less than indicated by the updated appraisals. Corus believes the residential for-sale housing market to be weak, and especially so in those markets where the properties securing its nonperforming loans are located. This assessment was taken into consideration when the values of the properties securing Corus’ nonperforming loans were estimated.

With regard to nonperforming loans as of December 31, 2006, none of those loans had a completion guarantor and only one had a payment guarantee. That guarantee though is limited and is relatively small (as compared to the loan exposure); the Company therefore viewed that loan as essentially non-recourse.
With regard to nonperforming loans as of June 30, 2007, none of those loans had a completion guarantor and none had a payment guarantee. During the second quarter of 2007, Corus foreclosed on (and took possession of the property as OREO) a loan listed as nonperforming as of December 31, 2006 and cited above as having a limited guarantee. Corus is pursuing payment under that guarantee.
In future filings, Corus will make disclosures addressing the above-discussed matters and its then non-performing assets.
Asset Quality, page 59
2.	As a related matter, please tell us and in future filings disclose how the following impacted your determination of the amount of allowance for loan losses as of December 31, 2006:
•	How loss factors applied to currently performing loans were impacted by the increase in nonaccrual and past due loans and the increase in net charge-offs;

•	How the subjective Management Adjustment Factor was impacted by qualitative or environmental factors compared to December 31, 2005;

•	The extent to which collateral valuations relate to properties located in areas with stagnant or distressed economies or residential markets; and

•	How other qualitative and environmental factors impacted your determination of the unallocated allowance component compared to December 31, 2005.

•	Please provide an updated analysis of your allowance for loan losses as of June 30, 2007, describing changes in the above items or other factors since December 31, 2006.
Registrant’s Response:
In determining its allowance for loan losses, after determining the specific reserve necessary for impaired loans, the Company then estimated a general reserve to be held against the outstanding balances of its remaining (i.e., non-impaired) loan portfolio. For purposes of estimating the general reserve, Corus segregated its commercial real estate secured loans (excluding those which had been identified as impaired) by:
•	Collateral type — condominium construction, condominium conversion, etc.,

•	Lien seniority — 1st mortgage or a junior lien (“mezzanine” loan) on the project, and

•	Regulatory loan rating — Pass, Special Mention, Substandard, etc.
Corus segregated its small amount of remaining loans (i.e., commercial, residential, overdrafts, and other) by loan type only.

Loss factors, which are based on historical net charge-offs plus a management adjustment factor, were then applied against the balances associated with each of these loan portfolio segments, with the sum of these results representing the total general reserve.
As historical charge-offs are one of the two factors Corus used to determine the loss factor, an increase in the historical loss percentage for any given loan segment would, if accompanied by no change in the management adjustment factor, cause an equal increase in the total loss factor. While there were signs of weakness in Corus’ loan portfolio as of December 31, 2006, nearly 95% of which is secured by condominium projects, Corus did not have any charge-offs on its condominium loan portfolio during 2006 (the one commercial real estate charge-off during 2006 related to an office building secured loan). As a result, the historical net charge-off rate on Corus’ condominium loan portfolio was zero at both December 31, 2005 and December 31, 2006.
The second component of the loss factor, the management adjustment factor, was increased from December 31, 2005 to December 31, 2006. While non-performing loans consisted solely of condominium conversion projects at December 31, 2006, Corus believed its portfolio of condominium construction loans was similarly vulnerable to economic and credit trends adversely affecting its condominium conversion loan portfolio. Corus therefore increased the management adjustment factors for both condominium conversion and condominium construction loans to reflect weakness in Corus’ own portfolio of condominium-secured loans, as well as perceived further deterioration in the U.S. residential for-sale housing market.
Indications of weakness in Corus’ loan portfolio included: Non-performing loans as a percentage of total loans climbing from 0.01% at December 31, 2005 to 2.58% at December 31, 2006, growth in adversely classified commercial real estate loans, and substantial growth in loans designated as “Potential Problem Loans” (over $250 million at December 31, 2006, from $54 million at December 31, 2005).
The changes in the management adjustment factors, taken together with changes in outstanding loan balances, led to an increase in the general reserve portion of the allowance for loan losses of over $8 million (or 25%) from December 31, 2005 to December 31, 2006.
Corus believes the residential for-sale housing market to be weak in many areas where the properties securing its loans are located. This assessment was taken in consideration when the values of the properties securing Corus’ loans were estimated.
Corus incorporated perceived changes in the most significant environmental factors from December 31, 2005 to December 31, 2006 into the management adjustment factors (as discussed above). Although Corus did consider changes in ‘other’ qualitative and environmental factors (i.e., those not factored into the management adjustment factors) relative to the unallocated portion of the allowance, this caused only a small net impact on the unallocated from December 31, 2005 to December 31, 2006.

Below please find an analysis of the Allowance for Loan Losses as of December 31, 2005, December 31, 2006 and June 30, 2007.

	6 months
	ended	Year Ended December 31
(in thousands)	6/30/2007	2006	2005

Balance at beginning of year	$45,293	$39,740	$32,882
Provision for credit losses	17,500	7,500	6,000
Less charge-offs:
Commercial real estate:
Condominium:
Construction	—	—	—
Conversion	(15,476)	—	—
Other commerical real estate	—	(1,512)	—
Commercial	—	(756)	(504)
Residential real estate and other	(23)	(372)	(423)

Total charge-offs	(15,499)	(2,640)	(927)

Add recoveries:
Commercial real estate:
Condominium:
Construction	—	—	—
Conversion	—	—	—
Other commerical real estate	—	—	—
Commercial	2	8	218
Residential real estate and other	487	1,185	1,567

Total recoveries	489	1,193	1,785

Net (charge-offs)/recoveries	(15,010)	(1,447)	858
Reclassification to reserve for loan losses related to unfunded commitments		(500)	—
Additions charged to operations	—	—	—

Balance at end of year	$47,783	$45,293	$39,740

Net (charge-offs)/recoveries as a percentage of average loans outstanding	(0.79)%	(0.03)%	0.02%

The allocation of the Allowance for Loan Losses as of December 31, 2005, December 31, 2006 and June 30, 2007 was as follows:

	June 30	December 31
(in thousands)	2007	2006	2005

Commercial real estate:
Condominium:
Construction	$29,377	$24,258	$14,704
Conversion	11,503	15,716	14,450
Other commercial real estate	2,643	1,293	4,589
Commercial	289	1,517	1,393
Residential real estate and other	718	261	607
Unallocated	3,253	2,248	3,997

Total	$47,783	$45,293	$39,740

With regard to factors considered by Corus in estimating the allowance for loan losses as of June 30, 2007, and more specifically changes in those factors since December 31, 2006, the historical charge-off on condominium conversion loans increased significantly. Corus continued to monitor the value of this condominium conversion loan in Naples, Florida, and in the first half of 2007 obtained an appraisal that indicated a significant decline in the value of the underlying collateral. The decline in value gave rise to the increased provision for loan losses and resulted in a total of $15.5 million of charge-offs during the six months ended June 30, 2007. During the second quarter of 2007 Corus foreclosed on that loan and subsequently took possession of the asset as Other Real Estate Owned.
As a result of this $15.5 million charge-off, coupled with an increase in the management adjustment factor on condominium conversion loans (to reflect management’s assessment that conditions in residential for-sale market, particularly for condominium conversions, had deteriorated since year-end), the loss factor on condominium conversion loans increased substantially from December 31, 2006 to June 30, 2007. Due though to significant declines in condominium conversion loan balances outstanding, virtually all as a result of paydowns/payoffs, from December 31, 2006 to June 30, 2007, the absolute amount of reserves allocated to condominium conversion loans fell from $15.7 million at December 31, 2006 to $11.5 million at June 30, 2007.
Corus had no charge-offs on its condominium construction loan portfolio for the six months through June 30, 2007. Corus felt that the credit environment for U.S. residential for-sale real estate continued to show meaningful stress through 2007, and may well have deteriorated from December 31, 2006. Corus though did not perceive changes in the various environmental factors sufficiently clear as to warrant a change in the management adjustment factor for construction loans from December 31, 2006. While the loss factor on condominium construction loans did not change from December 31, 2006 to June 30, 2007, an increase in condominium construction loan balances outstanding during the same period of time caused the absolute amount of reserves allocated to condominium construction loans to climb from $24.3 million at December 31, 2006 to $29.4 million at June 30, 2007.

Corus incorporated perceived changes in the most significant environmental factors from December 31, 2006 to June 30, 2007 into the management adjustment factors (as it had in assessing the December 31, 2006 allowance for loan losses, as discussed above). Although Corus did again consider changes in ‘other’ qualitative and environmental factors (i.e., those not factored into the management adjustment factors) relative to the unallocated portion of the allowance, this caused only a small net impact on the unallocated from December 31, 2006 to June 30, 2007.
In future filings, Corus will make disclosures relating to how changes in the above-discussed factors affected its determination of the allowance for loan losses.
Note 11 — Derivatives, page 28
3.	We note that you have fair value hedges of brokered CDs for which you apply the “shortcut method” of assuming no ineffectiveness. Please provide us with your analysis describing how these hedges meet each of the conditions in paragraph 68 of SFAS 133 as amended. Include the following in your analysis:
•	The terms of the brokered CDs and the hedging instrument, including any embedded options;

•	Identify the party that pays the CD broker placement fees;

•	Clarify whether you hedge on an individual item basis or as a pool;

•	Whether the swaps were obtained from parties independent of the CD broker and its affiliates; and

•	Clarify whether the payment of the broker CD placement fees and/or any premiums is factored into the terms of the swap, such as by upfront premiums or adjusting the pay or receive legs of the interest rate swaps.
Registrant’s Response:
Corus’ brokered certificates of deposit (“BRCD”) were issued through investment banks. Each BRCD had a fixed rate of interest that was set at issuance, with an original maturity from 1 to 7 years and interest payable on a semiannual basis (beginning on the six month anniversary of the issue date). The BRCD broker placement fees were in all cases paid by Corus. Corus entered into a separate interest rate swap for each BRCD that was issued. In each instance, Corus’ interest rate swap counterparty was not the entity that placed the corresponding BRCD. The BRCD placement fees were not factored into any of the swap terms and there were no up-front cash payments made on either the interest rate swap or BRCD.
With respect to the interest rate swaps entered into as hedges of these BRCD (and as is further summarized in the documentation established at the inception of the hedging relationship):
a.	Corus entered into separate interest rate swaps for each BRCD it hedged, with the notional amount of each interest rate swap equal to the principal amount of the associated BRCD being issued;

b.	The fair value of each swap was zero at the inception of the hedging relationship (each of which was priced via competitive bids), and no swap was entered into with the investment bank issuing the BRCD;

c.	The formula for computing net settlements under the interest rate swap is the same for each net settlement;

d.	The BRCD agreements do not allow Corus to call the BRCD before maturity, nor do they allow the BRCD issuing entity to put the BRCD back to Corus prior to maturity;

e.	The terms and conditions of both the BRCD and interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness;

f.	Each swap has an expiration date which is identical to the maturity date of associated hedged BRCD;

g.	None of the interest rate swaps have floors or ceilings on the variable interest rate leg of the swap; and

h.	The variable interest rate under each swap is reset on a quarterly basis.
Based on the information presented above, Corus is of the opinion that the application of the ‘shortcut’ method of hedge accounting for the interest rate swaps associated with the BRCD was appropriate and applied correctly as required under Paragraph 68 of SFAS 133 as amended.
As also requested in your letter, we acknowledge that:
•	The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
If you have any questions or comments, please feel free to contact me directly at 773-832-3470.
Sincerely,
/s/ Tim H. Taylor
Tim H. Taylor
Chief Financial Officer
cc Mike Dulberg, Tim Taylor